June 7, 2023

Via Edgar Transmission

Ms. Cara Wirth and Mr. Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Simpple Ltd. (the “Company”) Amendment No. 1 to Registration Statement on Form F-1 Filed May 17, 2023 File No. 333-271067

Dear Ms. Wirth and Mr. King:

As counsel for the Company and on its behalf, this letter is being submitted to note that the Company has refiled its Amendment No.2 to its Form F-1 (the “Form F-1”), in order to amend the formatting of the Cover Page and to update the date of the Form F-1 to June 7, 2023. The formatting error in the Form F-1 previously filed on June 6, 2023 was due to a clerical error.

Please contact the undersigned at (212) 407-4971 if you have any questions with respect to the contents contained in this letter.

Sincerely,

/s/ Theodore H. Paraskevas
Theodore H. Paraskevas

Direct Dial: (212) 407-4971
Email: tparaskevas@loeb.com